August 1, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 3 to
           Form 1-A filed July 23, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2019 letter.

Amended Form 1-A Filed July 23, 2019

General

1. We note your response to our prior comment one. Please revise the disclosure in the offering circular so that it is consistent with the subscription agreement. We note that that the forum selection provision in your subscription agreement does not name Nevada state courts as the forum for any claims, however your risk factor disclosure refers to limiting the ability of investors to litigate anywhere other than "the state and Federal courts in Nevada" and says that they "will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of
      Nevada." The risk factor also discusses "the exclusive jurisdiction of the state and Federal courts in Nevada."
 Carl Grant
Sun Kissed Industries, Inc.
August 1, 2019
Page 2

       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



FirstName LastNameCarl Grant                             Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                         Division of
Corporation Finance
August 1, 2019 Page 2                                    Office of
Transportation and Leisure
FirstName LastName